Exhibit 12.1

The following table sets forth the ratio of earnings to fixed charges for the periods indicated.

	Three months ended Sept. 30,		Fiscal years ended June 30,
	2007	2006	2007	2006		2005	2004		2003
Earnings (1)
Income (loss) from continuing operations before income taxes	$(136.4)	$(9.2)	$(95.4)	$(0.5)		$(144.6)	$(36.5)		$(18.4)
Fixed Charges	47.5	5.3	82.6	27.1		61.0	45.5		31.0
Total Earnings	$(88.9)	$(3.9)	$(12.8)	$26.6		$(83.6)	$9.0		$12.6

Fixed Charges (2)
Interest, including amortization of deferred financing fees	$45.5	$4.8	$78.9	$25.2		$58.7	$43.2		$29.4
Interest component of rental expense	2.0	0.5	3.7	1.9		2.3	2.3		1.6
Total fixed charges	$47.5	$5.3	$82.6	$27.1		$61.0	$45.5		$31.0

Ratio of earnings to fixed charges	(3)	(3)	(3)	1.0	x	(3)	0.2	x	0.4	x

(1)          Earnings are defined as income from continuing operations before income taxes and fixed charges.

(2)          Fixed charges consist of interest, amortization of deferred financing costs, and the portion of rental expense attributable to interest.

(3)          Due to our loss during the three-month periods ended September 30, 2007 and 2006, fiscal 2007 and fiscal 2005, the coverage ratio was less than 1:1.  We would have needed to generate additional earnings of $136.4 million, $9.2 million, $144.6 million and $95.4 million, respectively, in each of those periods to achieve a ratio of 1:1.